November 18, 2016

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, NE Mail Stop 3720

Washington, DC 20549

Re: Tenet Healthcare Corporation

Response to Staff Comments dated November 17, 2016

File No. 001-07293

Dear Mr. Spirgel:

I wanted to respond that Tenet Healthcare Corporation (the “Company”) has received your November 17, 2016 letter regarding the subject described above (“Comment Letter”).  This letter also confirms our conversation with Kathyrn Jacobson on November 18 in which the Company requested and the Staff consented to a ten business day extension (until December 16, 2016) for the Company to respond to the Comment Letter.

Should you have any questions or comments with respect to this letter, please contact me at (469) 893-2227.

Sincerely,

/s/ R. Scott Ramsey

R. Scott Ramsey
Vice President and Controller

Tenet Healthcare

1445 Ross Avenue, Suite 1400, Dallas, Texas 75202-2703    T  469-893-2000    W  tenethealth.com